Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Third Quarter Fiscal 2010

Financial Results

TORONTO, ON, May 10, 2010 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended March 31, 2010.

Selected Highlights

During the third quarter of fiscal 2010 and up to the date of this press release, the Company announced the following new developments:

TT-223 – Diabetes:

•

On January 25, 2010, Transition announced positive results from a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Patients who received the highest daily dose of TT-223 for 12 weeks and completed the entire study without adjusting their diabetes therapies experienced a statistically significant reduction in HbA1c of 1.13%, 6 months after completing TT-223. Patients who had received placebo treatment experienced a 0.22% HbA1c reduction 6 months post-treatment. HbA1c is a reflection of a person’s average glucose level and is used by doctors as a measure of glucose management. Post prandial (after a meal) and AUC (area under the curve) glucose showed improvement versus placebo but not against baseline at 3 and 6 months post-treatment, while fasting blood glucose and mixed meal tolerance insulin parameter tests did not show improvement. No detectable changes in weight were observed. There were no treatment-related serious adverse events. The most common adverse event was nausea, which was generally mild to moderate and decreased in frequency and severity over the treatment period;

TT-401/ TT-402 – Diabetes:

•

On March 3, 2010 Transition announced a second licensing agreement with Eli Lilly and Company and have acquired the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

Financial Liquidity

The Company’s cash and cash equivalents and short term investments were $30,635,569 at March 31, 2010. The Company currently believes that it has adequate financial resources for anticipated expenditures until the beginning of the first quarter of fiscal 2012 and this estimate incorporates costs that would be associated with a ELND005 (AZD-103) Phase III study.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

The current Phase II study is a randomized, double-blind, placebo-controlled, safety and efficacy study of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. The study is evaluating both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months. In April, 2010, the last patient completed treatment in the current Phase II study of ELND005 in mild to moderate Alzheimer’s disease patients. Following the last follow-up visit for all patients, the data from the Phase II study will be compiled and evaluated by Elan and Transition.

With the unique properties of ELND005, Elan and Transition are considering initiating clinical trials for other amyloid beta related indications including early Alzheimer’s disease.

TT-223 for Diabetes

Preclinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, Transition’s Phase II clinical trial data showed that a 4-week therapy with TT-223 in combination with EGF (combination of gastrin analogue and epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including HbA1C, for 6 months post-treatment.

In January 2010, Transition reported top line results from a Phase II clinical trial of gastrin analogue, TT-223, in approximately 80 type 2 diabetes patients. Once-daily treatment with the highest dose of TT-223 provided a statistically significant reduction in baseline HbA1c levels of 1.13% at 6 months following treatment in patients that completed the entire study without adjusting their diabetes therapies. HbA1c reflects a person’s average glucose level over approximately three months and is often used by doctors as a measure of glucose management.

Transition and Lilly are also performing a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in approximately 140 patients with type 2 diabetes. The treatment phase for this trial has been completed and patients are now in the follow up phase. Once this Phase 1b trial is complete, Transition and Lilly will evaluate the data from both trials to provide guidance on the next steps in the development of gastrin based therapies for type 2 diabetes.

TT-301 / TT-302

Transition is developing a class of small molecule compounds that cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, traumatic brain injury, intracerebral hemorrhage, multiple sclerosis and others. Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Transition’s lead drug candidates in development are TT-301 and TT-302. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy. A Phase I study is expected to commence in the first half of calendar 2010. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

TT-401 / TT-402

On March 3rd, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Eli Lilly and Company in the area of diabetes. Under this second licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. Transition is currently performing the necessary work to prepare these compounds for the clinic.

Financial Review

Revenue

During the three-month period ended March 31, 2010, the Company recognized revenue of $2,543,221 as compared to nil for the three-month period ended March 31, 2009.

During the fourth quarter of fiscal 2009, management made a determination that the Lilly agreement will be profitable in the future. Accordingly, during the nine-month period ended March 31, 2010, management has recorded $3,835,485 of the remaining deferred upfront payment from Lilly as revenue. The Company anticipates recognizing the $668,407 remaining balance in current deferred revenue during the last quarter of fiscal 2010.

Research and Development

Research and development expenses decreased by $478,946 or 12% from $3,850,106 for the three-month period ended March 31, 2009 to $3,371,160 for the three-month period ended March 31, 2010.

The decrease in research and development expenses was primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials, reduced research and development costs resulting from the closure of Transition Therapeutics (USA) Inc. facility located in the United States, and a decrease in salary expenses resulting from fiscal 2009 staff reductions undertaken as part of a corporate restructuring. The decrease has been partially offset by increased preclinical costs associated with advancing the TT-301/302 compounds.

General and Administrative

General and administrative expenses decreased by $159,400 or 10% from $1,614,487 for the three-month period ended March 31, 2009 to $1,455,087 for the three-month period ended March 31, 2010.

The decrease in general and administrative expenses for the three-month period ended March 31, 2010 is due to decreased external communication and consulting fees and reduced stock option expenses. The decrease has been partially offset by increases in accounting fees associated with the transition to IFRS.

Amortization

Amortization expense decreased by $60,781 or 8% from $730,587 for the three-month period ended March 31, 2009 to $669,806 for the three-month period ended March 31, 2010.

The decrease in amortization expense for the three-month period ended March 31, 2010 is due to the fact that the workforce acquired from Protana was fully amortized during fiscal 2009 as well as the reduced amortization expense resulting from certain assets which were written off in the fourth quarter of fiscal 2009.

Interest Income, net

Interest income, net, for the three-month period ended March 31, 2010 was $40,308 as compared to $170,553 for the same period in fiscal 2009, resulting in a decrease of $130,245 or 76%. The decrease in interest income resulted from decreased cash balances due to cash disbursements as well as decreases in effective interest rates.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited in Canadian dollars)

	March 31, 2010	June 30, 2009
	$	$
ASSETS
Current
Cash and cash equivalents	11,041,705	14,479,987
Short term investments	19,593,864	31,161,069
Due from Eli Lilly and Company	4,152	517,537
GST and other receivables	88,184	357,550
Investment tax credits receivable	812,425	993,057
Prepaid expenses and deposits	708,089	790,950

Total current assets	32,248,419	48,300,150
Property and equipment, net	644,612	780,546
Intangible assets	21,734,292	23,738,565

	54,627,323	72,819,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,109,981	1,752,403
Due to Elan Pharma International Limited	1,233,587	1,872,981
Current portion of deferred revenue	668,407	4,503,892

Total current liabilities	3,011,975	8,129,276
Deferred revenue	20,719,750	20,719,750
Leasehold inducement	60,018	68,592

Total liabilities	23,791,743	28,917,618

Shareholders’ equity
Common shares	160,498,537	160,471,098
Contributed surplus	4,800,368	4,640,163
Stock options	6,804,295	5,325,644
Deficit	(141,267,620)	(126,535,262)

Total shareholders’ equity	30,835,580	43,901,643

	54,627,323	72,819,261

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited in Canadian dollars)

	Nine-month period ended March 31, 2010 $	Nine-month period ended March 31, 2009 $	Three-month period ended March 31, 2010 $	Three-month period ended March 31, 2009 $
REVENUES
Licensing fees	3,835,485	—	2,543,221	—

	3,835,485	—	2,543,221	—

EXPENSES
Research and development	9,994,181	12,684,907	3,371,160	3,850,106
General and administrative	4,482,640	4,792,025	1,455,087	1,614,487
Amortization	2,058,125	2,292,325	669,806	730,587
Impairment of intangible assets	1,124,945	—	—	—
Foreign exchange loss (gain)	1,069,735	(3,469,281)	150,569	(551,105)
Loss (gain) on disposal of property and equipment	(5,489)	6,137	177	(4,157)

	18,724,137	16,306,113	5,646,799	5,639,918

Loss before the following:	(14,888,652)	(16,306,113)	(3,103,578)	(5,639,918)
Interest income, net	156,294	930,682	40,308	170,553
Loss on available-for-sale investment	—	(269,450)	—	(269,450)

Net loss and comprehensive loss for the period	(14,732,358)	(15,644,881)	(3,063,270)	(5,738,815)

Basic and diluted net loss per common share	(0.64)	(0.68)	(0.13)	(0.25)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com